大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2007/UOB2007/UOB-A22/atl

12 December 2007

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

RECEIVED
2008 JAN 10 A 7:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir

ESTABLISHMENT OF A WHOLLY-OWNED SUBSIDIARY BANK IN CHINA

We enclose a copy of our announcement dated 12 December 2007 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

08000127

Leo Hee Wui
Assistant Secretary

PROCESSED
JAN 14 2008
THOMSON
FINANCIAL

Enc

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

ESTABLISHMENT OF A WHOLLY-OWNED SUBSIDIARY BANK IN CHINA

Singapore, 12 December 2007 – United Overseas Bank Limited ("UOB") wishes to announce that it has received approval from the China Banking Regulatory Commission to operate a locally incorporated bank in China. The new wholly-owned subsidiary bank, United Overseas Bank (China) Limited ("UOBC"), will have a registered capital of RMB3 billion.

Mr Wee Ee Cheong, Deputy Chairman and Chief Executive Officer of UOB Group said, "The incorporation of UOBC marks a new chapter for our operations in China and strengthens the UOB Group's regional network. It underscores our commitment to making China a key market for our growth and reinforces our mission to be a premier bank in the Asia Pacific region."

Mrs Vivien Chan
Company Secretary

END